[redacted]

SECURITI 14047133 ON

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SEC Mail Processing Section

FEB 28 2014

Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-36217

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kedem Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Beaumont Drive
(No. and Street)

Melville (City) NY (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ben Z. Kedem 631-755-3330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __________Ben Z. Kedem____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __________Kedem Capital Corporation____________________, as of __________December 31________, 2013______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Ben Z. Kedem
Signature

President
Title

Patricia Abdelnour
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEDEM CAPITAL CORPORATION
member SIPC FINRA

SEC
Mail Processing
Section

FEB 28 2014

Washington DC
404

February 27, 2014

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D. C. 20549

Re: Kedem Capital Corp.
Audit Date: December 31,2013

Gentlemen:

On behalf of Kedem Capital Corporation, I enclose two copies of each of the following reports according to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

1. Financial Statements and Supplementary Schedule as of December 31, 2013 and Independent Auditors' Supplementary Report on Internal Accounting Control

2. Statement of Financial Condition (separately bound)

Since a separately bound copy of the Statement of Financial Condition is enclosed, we request confidential treatment of the report pursuant to Rule 17a-5(e)(3).

Very truly yours,

Ben Z. Kedem

Ben Z. Kedem
President

52 Beaumont Drive, Melville, New York 11747

TELEPHONE: 631-755-3330
800-477-8884

FACSIMILE: 631-755-3523
INTERNET: www.kedemcapital.com

KEDEM CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

PUBLIC

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the President of
Kedem Capital Corporation

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Kedem Capital Corporation (the "Company"), ") and the related notes as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risk of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kedem Capital Corporation. as of December 31, 2013, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 21, 2014

KEDEM CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash and cash equivalents		$ 94,312
Receivable from clearing broker		66,245
Other assets		13,841
TOTAL ASSETS		$ 174,398

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities		$ 13,763
SHAREHOLDER'S EQUITY		
Common stock, no par value; authorized 200 shares; issued and outstanding 1 share	$ 200,000	
Accumulated deficit	(39,365)	
TOTAL SHAREHOLDER'S EQUITY		160,635
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 174,398

The accompanying notes are an integral part of this statement.

KEDEM CAPITAL CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

Kedem Capital Corporation (the "Company") began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in 1986. In this capacity, it executes both principal and agency transactions for itself and its customers. The Company operates on a fully disclosed basis through its clearing broker, JP Morgan Clearing Corp. ("JPM").

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to JPM with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify JPM for losses that the clearing broker may sustain related to the Company's customers. After December 31, 2013, all amounts related to customer transactions were received by JPM. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

The clearing and depository operations for the Company's proprietary and customer transactions are performed by JPM pursuant to the clearance agreement. At December 31, 2013, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

Security transactions and financing with JPM are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid prices.

Purchases and sales of securities are recorded on a trade date basis. Commissions are recorded on a settlement date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates

3. CASH AND CASH EQUIVALENTS

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash deposited with a single brokerage institution is insured up to $500,000 per account type by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. Cash and cash equivalents include $50 being held in money market funds.

4. PROVISION FOR INCOME TAXES

The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to a New York State surcharge, while the shareholder is liable for federal and state income taxes on the Company's taxable income. As a result, the financial statements reflect the minimum tax charged by the State of New York.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013 management has determined that there are no material uncertain income tax positions.

5. RELATED PARTY TRANSACTION

Included in other assets is a receivable of $3,952 from a corporation which is wholly owned by the Company's shareholder.

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $146,774 which exceeded the minimum requirement of $100,000 by $46,774. The Company's ratio of aggregate indebtedness to net capital ratio was .094 to 1.

8. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2013, the Company had not entered into any subordinated loans agreements.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2013 or during the year then ended.

10. SUBSEQUENT EVENTS

Events have been evaluated through February 21, 2014, the date that these financial statements were available to be issued and no further information is required to be disclosed.